UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 29, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lorus Therapeutics Inc.

File No. 1-32001 - CF#28888

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Lorus Therapeutics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on September 27, 2012, as amended, Form 6-K/A filed on September 27, 2012, Form 6-K filed on September 4, 2007 and Form 6-K filed on June 28, 2007.

Based on representations by Lorus Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
Exhibit 4.4	20-F/A	January 11, 2013	through September 28, 2022
Exhibit 4.7	20-F/A	January 11, 2013	through May 1, 2015
Exhibit 99.2	6-K/A	September 27, 2012	through September 28, 2022
Exhibit 99.3	6-K/A	September 27, 2012	through September 28, 2022
Exhibit 99.4	6-K/A	September 27, 2012	through September 28, 2022
Exhibit 99.5	6-K/A	September 27, 2012	through September 28, 2022
Exhibit 99.6	6-K/A	September 27, 2012	through September 28, 2015
Exhibit 99.7	6-K/A	September 27, 2012	through September 28, 2022
Exhibit 99.8	6-K/A	September 27, 2012	through September 28, 2022
Exhibit 99.9	6-K/A	September 27, 2012	through September 28, 2013
Exhibit 99.1	6-K	September 4, 2007	through September 28, 2022
Exhibit 99.2	6-K	September 4, 2007	through September 28, 2022
Exhibit 99.3	6-K	September 4, 2007	through September 28, 2022
Exhibit 99.4	6-K	September 4, 2007	through September 28, 2022
Exhibit 99.5	6-K	September 4, 2007	through September 28, 2022
Exhibit 99.6	6-K	September 4, 2007	through September 28, 2022

Exhibit	to Form	Filed on	Confidential Treatment Granted
Exhibit 99.8	6-K	September 4, 2007	through September 28, 2022
Exhibit 99.1	6-K	June 28, 2007	through September 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel